

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 18, 2009

Via U.S. mail and facsimile

Mr. David A. Owen
Chief Financial Officer
Wolverine Tube, Inc.
200 Clinton Avenue West, Suite 1000
Huntsville, Alabama 35801

   RE: Form 10-K for the year ended December 31, 2008
      Form 10-Q for the period ended October 4, 2009
       File No. 1-12164

Dear Mr. Owen:

   We have reviewed your response letter dated December 9, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that will require an amendment to your Form 10-K, these revisions should be included in your future filings.

Note 30. Condensed Consolidating Financial Information, page 89

2. We note your response to prior comment 4. Given that your equity method investment in Wolverine Tube (Shanghai) Co., Limited does not guarantee the debt,

please revise your financial information to reflect this equity method investment in the non-guarantor column and correspondingly expand your disclosures regarding this entity. Your disclosures should include a discussion about how Wolverine Tube (Shanghai) Co., Limited used to guarantee the debt until the sale of an additional 20% interest of this entity on September 15, 2008. On September 15, 2008, this entity became an equity method investment and no longer served as a guarantor.

FORM 10-K/A#2 FOR THE YEAR ENDED DECEMBER 31, 2008

General

3. We reissue prior comment 7. Rule 12b-15 of Regulation 12B states that amendments filed must set forth the complete text of each item as amended. In this regard, please amend your Form 10-K for the year ended December 31, 2008 to provide all of Item 8, which should include a complete set of financial statements. Please also include updated certifications which refer to the Form 10-K/A in the amendment.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 4, 2009

General

4. Please address the above comments in your interim filings as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief